Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 29, 2021
Eldorado Gold Reports Q2 2021
Financial and Operational Results

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the second quarter of 2021.

•Quarterly production in line with expectations; full year 2021 annual guidance: Gold production totalled 116,066 ounces in Q2 2021, a decrease of 16% from Q2 2020 production of 137,782 ounces and a 4% increase over Q1 2021, driven by a planned shift to lower-grade ore at Kisladag. Eldorado is maintaining its 2021 annual production guidance of 430,000-460,000 ounces of gold at an all-in sustaining cost of $920-1,150 per ounce sold.

•All-in sustaining costs: Q2 2021 all-in sustaining costs of $1,074 per ounce of gold sold in the quarter increased from Q2 2020 ($859 per ounce sold) as a result of lower production in the quarter and increased from Q1 2021 ($986 per ounce sold) primarily as a result of AISC in that quarter benefiting from a reversal of accrued royalty expense.

•Net loss and adjusted net earnings attributable to shareholders: Net loss attributable to shareholders of the Company in Q2 2021 was $55.7 million, or $0.31 loss per share (Q2 2020: $49.1 million or $0.29 earnings per share, Q1 2021: $11.9 million or $0.07 earnings per share)(1). Adjusted net earnings attributable to shareholders of the Company in Q2 2021 were $29.3 million, or $0.16 earnings per share (Q2 2020: $47.2 million or $0.28 earnings per share, Q1 2021: $24.6 million or $0.14 earnings per share)(1).

•EBITDA: Q2 2021 EBITDA was $7.6 million (Q2 2020: $131.8 million Q2 2020 $105.3 million) and Q2 2021 adjusted EBITDA was $101.9 million (Q2 2020: $135.8 million, Q2 2020: $108.0 million). Material adjustments in Q2 2021 included a $99.5 million ($89.5 million net of deferred tax) impairment of the Tocantinzinho project, a non-core gold asset, as a result of a plan to consider selling the project.

•Free cash flow: Negative free cash flow of $36.6 million in Q2 2021 decreased from free cash flow of $63.4 million in Q2 2020 as a result of higher capital spend and lower sales. A decrease from free cash flow of $24.6 million in Q1 2021 was primarily due to increased growth capital spending, increased tax payments and the timing of royalty and interest payments. We expect free cash flow generation to improve in the second half of 2021.

•Financial position: Debt repayments in Q2 2021 included $50 million on the Company's revolving credit facility and $22 million on the Company's term loan. At June 30, 2021, the Company had $410.7 million of cash, cash equivalents and term deposits and approximately $150 million available under its revolving credit facility.

•Capital spending: Capital expenditures totalled $72.5 million in Q2 2021 (Q2 2020: $37.1 million, Q1 2021: $64.9 million), reflecting a planned increased in growth capital spending and following reduced spending in the prior year due to the novel coronavirus ("COVID-19") pandemic. Capital allocation is following a rigorous process to ensure discipline and control at all operations.
◦At Kisladag, $29.4 million investment in the quarter related to waste stripping, construction of the north leach pad to support the mine life extension and installation of a high-pressure grinding roll ("HPGR") circuit, which is expected to improve heap leach recovery with commissioning now scheduled to initiate at the start of Q4 2021.

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◦At Lamaque, $8.9 million investment in the quarter related primarily to the decline connecting the Triangle underground mine with the Sigma mill, which is expected to reduce operating costs, reduce greenhouse gas emissions, and provide access for underground drill platforms for Ormaque, Plug 4, and other exploration targets in the prospective corridor.

•Optimization of the Kassandra mines: Operations at Olympias were negatively affected in Q2 2021 as the Company progresses through the implementation of transformation efforts at its Kassandra mines. Discussions with stakeholders are ongoing and are expected to lead to a sustainable continuous improvement program as the year progresses.

•Measures remain in place to manage the impact of the COVID-19 pandemic: The Company's mines remain fully operational and isolated cases of COVID-19 have been successfully managed. Preventing the spread of COVID-19, ensuring safe working environments across Eldorado's global sites, and preparedness should an outbreak occur, remain priorities.

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.

“We delivered strong production this quarter driven by Kisladag and Lamaque and we continue to be on track to meet our 2021 production and cost guidance," said George Burns, President and CEO. “We ended the quarter with a cash balance of just over $410 million and are maintaining a strong liquidity position as we continue to grow our business. Our balance sheet continues to emerge as a major strength, which will enable us to fund growth and maximize the opportunities ahead of us.”

“In line with our growth strategy, we are investing capital into our operations, particularly at Kisladag and Lamaque, to deliver value from our portfolio of assets. Equally, the Kassandra mines represent a significant opportunity for the company to develop our top tier assets in Europe. In Greece, we continue to work through transformation efforts focused on increasing productivity and are actively engaged with our key stakeholders on this front.”

“With strong operational results in the first half of 2021 and numerous upcoming catalysts expected in the second half of the year, Eldorado remains well positioned for growth and value creation in the future.”

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Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
	2021	2020	2021	2020
Revenue	$233.2	$255.9	$457.8	$460.6
Gold revenue	$209.5	$232.9	$405.1	$416.6
Gold produced (oz)	116,066	137,782	227,808	253,732
Gold sold (oz)	114,140	134,960	227,734	251,179
Average realized gold price ($/oz sold) (4)	$1,835	$1,726	$1,779	$1,658
Cash operating costs ($/oz sold) (1,4)	645	550	643	586
Total cash costs ($/oz sold) (1,4)	746	616	716	644
All-in sustaining costs ($/oz sold) (1,4)	1,074	859	1,030	902
Net (loss) earnings for the period (2,5)	(55.7)	49.1	(43.8)	46.2
Net (loss) earnings per share – basic ($/share) (2,5)	(0.31)	0.29	(0.25)	0.27
Adjusted net earnings (loss) (2,3,4,5)	29.3	47.2	53.9	61.7
Adjusted net earnings (loss) per share ($/share) (2,3,4,5)	0.16	0.28	0.30	0.37
Cash flow from operating activities before changes in working capital (4)	62.8	99.0	141.6	168.5
Free cash flow (4)	(36.6)	63.4	(12.0)	70.5
Cash, cash equivalents and term deposits	$410.7	$440.3	$410.7	$440.3

(1)By-product revenues are off-set against cash operating costs.
(2)Attributable to shareholders of the Company.
(3)See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures' in the June 30, 2021 MD&A.
(4)These measures are non-IFRS measures. See the June 30, 2021 MD&A for explanations and discussion of these non-IFRS measures.
(5)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.

Gold production of 116,066 ounces decreased 16% from last year’s second quarter production of 137,782 ounces. Gold sales in Q2 2021 totalled 114,140 ounces, a decrease of 15% from 134,960 ounces sold in Q2 2020. The lower sales volume compared with the prior year primarily reflects decreases in production at Kisladag and Olympias.
Total revenue was $233.2 million in Q2 2021, a decrease from $255.9 million in Q2 2020. Total revenue was $457.8 million in the six months ended June 30, 2021, a decrease from $460.6 million in the six months ended June 30, 2020. The decreases in both three and six-month periods were due to lower sales volumes and were partially offset by higher average realized gold prices.
Cash operating costs in Q2 2021 averaged $645 per ounce sold, an increase from $550 in Q2 2020, and cash operating costs per ounce sold averaged $643 in the six months ended June 30, 2021, an increase from $586 in the six months ended June 30, 2020. Increases in both the three and six-month periods were primarily due to lower-grade ore mined and processed at Kisladag, Lamaque, and Olympias, resulting in fewer ounces produced and sold. These increases were partially offset by a modest reduction in cash operating costs per ounce sold at Efemcukuru as a result of the weakening of the Turkish Lira from Q2 2020 and a change in the structure of concentrate contracts whereby lower payable ounces are offset by the elimination of treatment charges and other deductions.
We reported net loss attributable to shareholders of $55.7 million ($0.31 loss per share) in Q2 2021, compared to net earnings of $49.1 million ($0.29 per share) in Q2 2020 and net loss of $43.8 million ($0.25 loss per share) in the six months ended June 30, 2021 compared to net earnings of $46.2 million ($0.27 per share) in the six months ended June 30, 2020. The decreases in both periods were primarily due to the $99.5M impairment loss related to the Tocantinzinho project, and also reflects lower production and sales volumes, which were partially offset by lower income tax expense.

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Adjusted net earnings were $29.3 million ($0.16 per share) in Q2 2021 compared to $47.2 million ($0.28 per share) in Q2 2020. Adjusted net earnings in Q2 2021 removes, among other things, the $99.5 million impairment of the Tocantinzinho project, the $6.2 million loss on the non-cash revaluation of the derivative related to redemption options in our debt, the $5.3 million net recovery of deferred tax relating to tax rate changes in Greece and Turkey and the $7.0 million ($5.3 million net of tax) gain on sale of mining licences in Turkey.

Gold Operations

	3 months ended June 30,		6 months ended June 30,
	2021	2020	2021	2020
Total
Ounces produced	116,066	137,782	227,808	253,732
Ounces sold	114,140	134,960	227,734	251,179
Cash operating costs ($/oz sold) (1,2)	$645	$550	$643	$586
All-in sustaining costs ($/oz sold) (1,2)	$1,074	$859	$1,030	$902
Sustaining capital expenditures (2)	$24.2	$21.9	$44.7	$41.3
Kisladag
Ounces produced	44,016	59,890	90,188	110,066
Ounces sold	44,049	59,917	91,555	111,517
Cash operating costs ($/oz sold) (1,2)	$529	$465	$510	$459
All-in sustaining costs ($/oz sold) (1,2)	$728	$630	$665	$606
Sustaining capital expenditures (2)	$3.7	$5.4	$6.5	$8.4
Lamaque
Ounces produced	35,643	33,095	64,478	60,448
Ounces sold	34,677	31,964	63,755	58,692
Cash operating costs ($/oz sold) (1,2)	$658	$480	$704	$553
All-in sustaining costs ($/oz sold) (1,2)	$1,065	$796	$1,109	$908
Sustaining capital expenditures (2)	$11.0	$8.0	$20.3	$16.3
Efemcukuru
Ounces produced	23,473	26,876	46,771	50,115
Ounces sold	23,006	25,692	47,136	48,913
Cash operating costs ($/oz sold) (1,2)	$525	$534	$525	$586
All-in sustaining costs ($/oz sold) (1,2)	$917	$807	$802	$835
Sustaining capital expenditures (2)	$3.8	$3.6	$6.3	$6.7
Olympias
Ounces produced	12,934	17,921	26,371	33,103
Ounces sold	12,409	17,387	25,288	32,057
Cash operating costs ($/oz sold) (1,2)	$1,237	$993	$1,190	$1,086
All-in sustaining costs ($/oz sold) (1,2)	$1,893	$1,377	$1,845	$1,500
Sustaining capital expenditures (2)	$5.7	$4.9	$11.5	$9.9

(1)By-product revenues are off-set against cash operating costs.
(2)These measures are non-IFRS measures. See the June 30, 2021 MD&A for explanations and discussion of these non-IFRS measures.

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Kisladag
Kisladag produced 44,016 ounces of gold in Q2 2021, a decrease of 27% from 59,890 ounces in Q2 2020. The decrease was the result of a planned shift to lower-grade ore through 2021 as compared to 2020. Production was in line with expectations for the quarter and solution processing rates have increased as a result of the installation of two additional multi-stage carbon-in-column sets during Q1 2021.
Cash operating costs per ounce sold increased to $529 in Q2 2021 from $465 in Q2 2020. The increase was primarily due to lower production and sales volumes, a result of lower grade ore mined in the quarter, and was partially offset by lower costs as a result of the weakening of the Turkish Lira from Q2 2020.
AISC per ounce sold increased to $728 in Q2 2021 from $630 in Q2 2020, as a result of lower production and sales. AISC per ounce sold was positively impacted in Q2 2021 by reduced sustaining capital spending as compared to Q2 2020. Sustaining capital expenditures of $3.7 million in Q2 2021 primarily included process upgrades and mine equipment overhauls.

Lamaque
Lamaque produced 35,643 ounces of gold in Q2 2021, an 8% increase from 33,095 ounces in Q2 2020 despite a planned shift to lower-grade ore stopes. Average grade was 5.98 grams per tonne in Q2 2021 an increase from 5.17 grams per tonne in Q1 2021 but lower than 7.25 grams per tonne in Q2 2020. Grade is expected to improve at Lamaque in the second half of 2021.
Cash operating costs per ounce sold increased to $658 in Q2 2021 from $480 in Q2 2020, primarily reflecting the planned shift to lower-grade ore and were negatively impacted by a stronger Canadian dollar in the quarter as compared to Q2 2020.

AISC per ounce sold increased to $1,065 in Q2 2021 from $796 in Q2 2020 and included $11.0 million of sustaining capital expenditure related primarily to underground development, underground infrastructure improvements and tailings management.
Growth capital expenditures of $8.9 million in Q2 2021 and $16.0 million in the six months ended June 30, 2021 primarily included continued development of the decline from the Sigma mill to the Triangle mine which commenced in Q3 2020 and remains on schedule for completion in Q4 2021. Following completion, the decline is expected to reduce operating costs, reduce greenhouse gas emissions, and provide access for underground drill platforms for Ormaque, Plug 4, and other exploration targets in the prospective corridor between the Triangle underground mine and the Sigma mill.

Efemcukuru
Efemcukuru produced 23,473 ounces of gold in Q2 2021, a 13% decrease from 26,876 ounces in Q2 2020 reflecting a slight decrease in tonnes milled combined with lower average grade. Production in 2021 has also been adjusted to reflect reduced payable ounces, following a change in structure of concentrate sales contracts. The lower payable ounces under the new contracts are offset by a decrease in production costs due to the elimination of treatment charges and other deductions.
Cash operating costs per ounce sold improved to $525 in Q2 2021 from $534 in Q2 2020. Cash operating costs in Q2 2021 benefited from lower selling costs due to the change in structure of concentrate sales contracts and lower costs resulting from the weakening of the Turkish Lira. These decreases were partly offset by a decrease in average grade to 6.60 in Q2 2021 from 7.21 in Q2 2020.
AISC per ounce sold increased to $917 in Q2 2021 from $807 in Q2 2020. The increase is primarily due to higher royalty expense as a result of a 25% increase to gold royalty rates, effective from September 2020. Sustaining capital expenditure of $3.8 million in Q2 2021 primarily included underground development, resource conversion drilling and process upgrades.

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Olympias
Olympias produced 12,934 ounces of gold in Q2 2021, a 28% decrease from 17,921 ounces in Q2 2020. The decrease reflected lower processing volumes in the quarter, combined with lower average gold grade. Lead, silver and zinc production was also lower in Q2 2021 as compared to Q2 2020 primarily a result of lower processing volumes, a modest increase in lead and silver average grades and a modest decrease in zinc average grade. Operations at Olympias were negatively affected in Q2 2021 by work slowdowns as the Company progresses through the implementation of transformation efforts at its Kassandra mines. Discussions with stakeholders are ongoing and are expected to lead to a sustainable continuous improvement program as the year progresses. Further improvement is underway to long range mine design and planning based on updated geotechnical guidance.
Cash operating costs per ounce sold increased to $1,237 in Q2 2021 from $993 in Q2 2020 primarily a result of decreased production and lower silver and base metal sales, which reduce cash operating costs as by-product credits.
AISC per ounce sold increased to $1,893 in Q2 2021 from $1,377 in Q2 2020 in line with higher cash operating costs and an increase in royalties following ratification of the Amended Investment Agreement in March 2021. AISC was also negatively impacted by an increase in sustaining capital expenditure to $5.7 million in Q2 2021 from $4.9 million in Q2 2020. Sustaining capital expenditure in Q2 2021 primarily included underground development, diamond drilling and tailings facility construction.

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Conference Call
A conference call to discuss the details of the Company’s Q2 2021 results will be held by senior management on Friday, July 30, 2021 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado’s website: www.eldoradogold.com and via this link: http://services.choruscall.ca/links/eldoradogold20210730.html.

Conference Call Details		Replay (available until Sept. 3, 2021)
Date:	July 30, 2021	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	7013
Toll free:	1 800 319 4610

About Eldorado
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations & Media
Lisa Wilkinson, VP, Investor Relations
604.757.2237 or 1.888.353.8166 lisa.wilkinson@eldoradogold.com

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Non-IFRS Measures
Certain non-IFRS measures are included in this press release, including average realized gold price per ounce sold, cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, adjusted net earnings/(loss), adjusted net earnings/(loss) per share, working capital, cash flow from operations before changes in non-cash working capital, earnings before interest, taxes and depreciation and amortization ("EBITDA") and adjusted earnings before interest, taxes and depreciation and amortization ("Adjusted EBITDA"), free cash flow and sustaining capital. Please see the June 30, 2021 MD&A for explanations and discussion of these non-IFRS measures. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "anticipates", "believes", "budget", "continue", "expected", "expects", "forecast", "guidance", "intended", "ongoing", "opportunity", "plans", "scheduled" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the Company’s 2021 annual guidance; plans to sell the Tocantinzinho project; construction of the decline connecting Sigma mill with the Triangle underground mine, including the timing of completion and anticipated benefits; continued drilling at the Ormaque gold resource, completion of the HPGR circuit, including the timing of completion; expected tax expense in Turkey; the optimization of Greek operations, including the benefits and risks thereof; development of the Kassandra mines, including expected benefits thereof; expected depreciation expense for 2021; our expectation as to our future financial and operating performance, including expectations concerning generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; and risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production and our guidance, timing of construction of the decline between Sigma mill and the Triangle underground mine; results from drilling at Ormaque; benefits of the improvements at Kisladag; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance, inability to complete construction of the decline between Triangle mill and the Triangle underground mine on time or to meet expected timing thereof, poor results from drilling at Ormaque; inability to complete improvements at Kisladag or to meeting expected timing thereof, or to achieve the benefits thereof; inability to assess taxes in Turkey or depreciation expenses; global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-looking Statements and Information” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements

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or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR and EDGAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a "qualified person" under NI 43-101.

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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of U.S. dollars)
As at June 30, 2021 and December 31, 2020

As at	Note	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$409,733	$451,962
Term deposits		1,001	59,034
Accounts receivable and other	6	86,234	73,216
Inventories	2(c),7	170,754	164,135
Current portion of employee benefit plan assets		5,900	5,749
		673,622	754,096
Restricted cash		2,662	2,097
Other assets		17,853	39,562
Property, plant and equipment	2(c)	4,051,887	4,042,199
Goodwill		92,591	92,591
		$4,838,615	$4,930,545
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$152,427	$179,372
Current portion of lease liabilities		10,274	11,297
Current portion of debt	8	66,667	66,667
Current portion of asset retirement obligations		4,701	4,701
		234,069	262,037
Debt	8	359,640	434,465
Lease liabilities		13,263	14,659
Employee benefit plan obligations		21,654	21,974
Asset retirement obligations		109,581	106,677
Deferred income tax liabilities	2(c)	383,308	412,162
		1,121,515	1,251,974
Equity
Share capital	12	3,224,830	3,144,644
Treasury stock		(10,295)	(11,452)
Contributed surplus		2,639,288	2,638,008
Accumulated other comprehensive loss		(30,297)	(30,297)
Deficit	2(c)	(2,147,004)	(2,103,205)
Total equity attributable to shareholders of the Company		3,676,522	3,637,698
Attributable to non-controlling interests		40,578	40,873
		3,717,100	3,678,571
		$4,838,615	$4,930,545
Subsequent events (Note 20)

Approved on behalf of the Board of Directors

    (signed)     John Webster Director          (signed)    George Burns     Director

Date of approval: July 29, 2021

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2021 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020
Revenue
Metal sales	9	$233,224	$255,917	$457,842	$460,572

Cost of sales
Production costs		112,800	109,477	221,360	210,839
Depreciation and amortization	2(c)	51,034	53,285	103,531	102,500
		163,834	162,762	324,891	313,339

Earnings from mine operations		69,390	93,155	132,951	147,233

Exploration and evaluation expenses		7,828	2,333	11,889	5,560
Mine standby costs	10	2,094	5,029	3,721	9,059
General and administrative expenses		9,779	6,157	19,924	14,444
Employee benefit plan expense		616	766	1,365	1,457
Share-based payments expense	13	1,922	2,863	3,703	4,658
Impairment of property, plant and equipment	5	99,497	—	99,497	—
Write-down (recovery) of assets		320	(295)	(430)	(92)
Foreign exchange gain		(330)	(1,238)	(6,273)	(2,000)
(Loss) earnings from operations		(52,336)	77,540	(445)	114,147

Other income	11	9,636	1,356	10,314	36
Finance costs	11	(15,500)	(6,480)	(25,838)	(22,687)
(Loss) earnings from operations before income tax		(58,200)	72,416	(15,969)	91,496

Income tax expense	2(c)	146	25,243	28,533	47,822
Net (loss) earnings for the period		$(58,346)	$47,173	$(44,502)	$43,674

Attributable to:
Shareholders of the Company	2(c)	(55,737)	49,089	(43,798)	46,183
Non-controlling interests		(2,609)	(1,916)	(704)	(2,509)
Net (loss) earnings for the period		$(58,346)	$47,173	$(44,502)	$43,674

Weighted average number of shares outstanding (thousands)
Basic		181,599	169,867	178,086	167,524
Diluted		181,599	173,787	178,086	171,342

Net (loss) earnings per share attributable to shareholders of the Company:
Basic (loss) earnings per share	2(c)	$(0.31)	$0.29	$(0.25)	$0.28
Diluted (loss) earnings per share	2(c)	$(0.31)	$0.28	$(0.25)	$0.27

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2021 for notes to the accounts.
11

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020

Net (loss) earnings for the period	2(c)	$(58,346)	$47,173	$(44,502)	$43,674
Other comprehensive income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax		95	1,766	(30)	898
Actuarial gains (losses) on employee benefit plans, net of tax		64	30	30	(198)
Total other comprehensive income for the period		159	1,796	—	700
Total comprehensive (loss) income for the period		$(58,187)	$48,969	$(44,502)	$44,374

Attributable to:
Shareholders of the Company	2(c)	(55,578)	50,885	(43,798)	46,883
Non-controlling interests		(2,609)	(1,916)	(704)	(2,509)
		$(58,187)	$48,969	$(44,502)	$44,374

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2021 for notes to the accounts.
12

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020
Cash flows generated from (used in):
Operating activities
Net (loss) earnings for the period	2(c)	$(58,346)	$47,173	$(44,502)	$43,674
Items not affecting cash:
Depreciation and amortization	2(c)	51,482	53,840	104,558	103,619
Finance costs		15,500	6,498	25,838	22,722
Interest income		(1,173)	(894)	(1,475)	(1,283)
Unrealized foreign exchange loss (gain)		675	(512)	(1,689)	(3,050)
Income tax expense	2(c)	146	25,243	28,533	47,822
Impairment of property, plant and equipment	5	99,497	—	99,497	—
(Gain) loss on disposal of assets	11	(98)	96	847	2,550
Gain on disposal of mining licences	11	(7,046)	—	(7,046)	—
Write-down (recovery) of assets		320	(295)	(430)	(92)
Share-based payments expense	13	1,922	2,863	3,703	4,658
Employee benefit plan expense		616	766	1,365	1,457
		103,495	134,778	209,199	222,077
Property reclamation payments		(772)	(474)	(1,107)	(1,000)
Employee benefit plan payments		(289)	(435)	(521)	(671)
Income taxes paid		(27,517)	(18,128)	(52,013)	(32,847)
Interest paid		(13,278)	(17,588)	(15,483)	(20,358)
Interest received		1,173	894	1,475	1,283
Changes in non-cash working capital	14	(25,761)	583	(13,629)	(15,587)
Net cash generated from operating activities		37,051	99,630	127,921	152,897

Investing activities
Purchase of property, plant and equipment		(72,533)	(37,126)	(137,389)	(77,608)
Acquisition of subsidiary, net of $4,311 cash received	4	(19,336)	—	(19,336)	—
Proceeds from the sale of property, plant and equipment		519	683	1,669	705
Proceeds from sale of mining licences	11	5,000	—	5,000	—
Value added taxes related to mineral property expenditures, net		(1,631)	168	(4,199)	(5,483)
Decrease (increase) in term deposits		1,904	49,964	58,034	(1,561)
(Increase) decrease in restricted cash		(31)	(77)	(104)	1,097
Net cash (used in) generated from investing activities		(86,108)	13,612	(96,325)	(82,850)

Financing activities
Issuance of common shares, net of issuance costs		2,300	60,243	14,134	87,079
Acquisition of non-controlling interest		—	(7,500)	—	(7,500)
Contributions from non-controlling interests		85	301	409	301
Proceeds from (repayment of) revolving credit facility	8	(50,000)	—	(50,000)	150,000
Repayment of term loan	8	(22,233)	(33,333)	(33,333)	(33,333)
Principal portion of lease liabilities		(2,265)	(2,499)	(5,035)	(5,033)
Purchase of treasury stock		—	(3,679)	—	(3,679)
Net cash (used in) generated from financing activities		(72,113)	13,533	(73,825)	187,835

Net (decrease) increase in cash and cash equivalents		(121,170)	126,775	(42,229)	257,882
Cash and cash equivalents - beginning of period		530,903	308,780	451,962	177,742
Cash in disposal group held for sale		—	(86)	—	(155)
Cash and cash equivalents - end of period		$409,733	$435,469	$409,733	$435,469

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2021 for notes to the accounts.
13

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Share capital
Balance beginning of period	$3,157,117	$3,075,100	$3,144,644	$3,054,563
Shares issued upon exercise of share options, for cash	681	1,392	1,398	1,816
Shares issued upon exercise of performance share units	1,172	—	1,172	—
Transfer of contributed surplus on exercise of options	263	560	548	730
Shares issued on acquisition of subsidiary (Note 4)	65,647	—	65,647	—
Shares issued to the public, net of share issuance costs	(50)	58,903	11,421	78,846
Balance end of period	$3,224,830	$3,135,955	$3,224,830	$3,135,955

Treasury stock
Balance beginning of period	$(10,879)	$(8,314)	$(11,452)	$(8,662)
Purchase of treasury stock	—	(3,679)	—	(3,679)
Shares redeemed upon exercise of restricted share units	584	406	1,157	754
Balance end of period	$(10,295)	$(11,587)	$(10,295)	$(11,587)

Contributed surplus
Balance beginning of period	$2,639,067	$2,628,820	$2,638,008	$2,627,441
Share-based payments	2,240	2,221	4,157	4,118
Acquisition of non-controlling interest	—	4,171	—	4,171
Shares redeemed upon exercise of restricted share units	(584)	(406)	(1,157)	(754)
Shares redeemed upon exercise of performance share units	(1,172)	—	(1,172)	—
Transfer to share capital on exercise of options	(263)	(560)	(548)	(730)
Balance end of period	$2,639,288	$2,634,246	$2,639,288	$2,634,246

Accumulated other comprehensive loss
Balance beginning of period	$(30,456)	$(30,062)	$(30,297)	$(28,966)
Other comprehensive income for the period	159	1,796	—	700
Balance end of period	$(30,297)	$(28,266)	$(30,297)	$(28,266)

Deficit
Balance beginning of period	$(2,091,267)	$(2,230,904)	$(2,103,206)	$(2,227,998)
(Loss) earnings attributable to shareholders of the Company (Note 2(c))	(55,737)	49,089	(43,798)	46,183
Balance end of period	$(2,147,004)	$(2,181,815)	$(2,147,004)	$(2,181,815)
Total equity attributable to shareholders of the Company	$3,676,522	$3,548,533	$3,676,522	$3,548,533

Non-controlling interests
Balance beginning of period	$43,102	$58,711	$40,873	$59,304
Loss attributable to non-controlling interests	(2,609)	(1,916)	(704)	(2,509)
Acquisition of non-controlling interest	—	(11,672)	—	(11,672)
Contributions from non-controlling interests	85	301	409	301
Balance end of period	$40,578	$45,424	$40,578	$45,424
Total equity	$3,717,100	$3,593,957	$3,717,100	$3,593,957

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2021 for notes to the accounts.
14